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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                               Iomega Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, par value $0.03 1/3
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    462030305
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Bryant R. Riley
                       11100 Santa Monica Blvd., Suite 800
                              Los Angeles, CA 90025
                                 (310) 966-1444
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 2, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1746 (2-98) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


CUSIP No.  462030305                                                                 Page 2 of 10 Pages
-------------- -----------------------------------------------------------------------------------------
           1.  Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
               SACC Partners LP
-------------- -----------------------------------------------------------------------------------------
           2.  Check the Appropriate Box if a Member of a Group (See Instructions) ]
               (a) [X]
               (b) |_|
-------------- -----------------------------------------------------------------------------------------
           3.  SEC Use Only


-------------- -----------------------------------------------------------------------------------------
           4. Source of Funds (See Instructions)

               WC
-------------- -----------------------------------------------------------------------------------------
           5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|


-------------- -----------------------------------------------------------------------------------------
           6.  Citizenship or Place of Organization

               Delaware
-------------- -----------------------------------------------------------------------------------------
                        7.  Sole Voting Power

                            3,439,150
               ------------ ----------------------------------------------------------------------------
Number of               8.  Shared Voting Power
Shares
Beneficially                0
Owned by       ------------ ----------------------------------------------------------------------------
Each                    9.  Sole Dispositive Power
Reporting
Person With                 3,439,150
               ------------ ----------------------------------------------------------------------------
                       10.  Shared Dispositive Power

                            0
-------------- -----------------------------------------------------------------------------------------
          11.  Aggregate Amount Beneficially Owned by Each Reporting Person

               3,439,150
-------------- -----------------------------------------------------------------------------------------
          12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

-------------- -----------------------------------------------------------------------------------------
          13.  Percent of Class Represented by Amount in Row (11)


CUSIP No.  462030305                                                                 Page 3 of 10 Pages

               6.66(1)%
-------------- -----------------------------------------------------------------------------------------
          14.  Type of Reporting Person (See Instructions) PN
-------------- -----------------------------------------------------------------------------------------


--------
(1) Based on 51,640,948 shares of Common Stock, par value $0.03 1/3 per share, of Iomega Corporation outstanding at November 4, 2005, as reported in Iomega Corporation's Quarterly Report on Form 10-Q for the quarter ended October 2, 2005 filed with the Securities and Exchange Commission on November 10, 2005.


CUSIP No.  462030305                                                                 Page 3 of 10 Pages
------------- -----------------------------------------------------------------------------------------
           1.  Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

               Riley Investment Management LLC
-------------- -----------------------------------------------------------------------------------------
           2.  Check the Appropriate Box if a Member of a Group (See Instructions) ]
               (a) [X]
               (b) |_|
-------------- -----------------------------------------------------------------------------------------
           3.  SEC Use Only


-------------- -----------------------------------------------------------------------------------------
           4. Source of Funds (See Instructions)

               AF
-------------- -----------------------------------------------------------------------------------------
           5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|


-------------- -----------------------------------------------------------------------------------------
           6.  Citizenship or Place of Organization

               Delaware
-------------- -----------------------------------------------------------------------------------------
                        7.  Sole Voting Power

                            3,439,150
               ------------ ----------------------------------------------------------------------------
Number of               8.  Shared Voting Power
Shares
Beneficially                0
Owned by       ------------ ----------------------------------------------------------------------------
Each                    9.  Sole Dispositive Power
Reporting
Person With                 3,439,150
               ------------ ----------------------------------------------------------------------------
                       10.  Shared Dispositive Power

                            0
-------------- -----------------------------------------------------------------------------------------
          11.  Aggregate Amount Beneficially Owned by Each Reporting Person

               3,439,150(2)
-------------- -----------------------------------------------------------------------------------------
          12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|


--------
(2) Because Riley Investment Management LLC has sole investment and dispositive power over the 3,439,150 shares of Iomega Corporation's Common Stock owned of record by SACC Partners LP, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

-------------- -----------------------------------------------------------------------------------------
          13.  Percent of Class Represented by Amount in Row (11)

               6.66(3)%
-------------- -----------------------------------------------------------------------------------------
          14.  Type of Reporting Person (See Instructions)

               IA
-------------- -----------------------------------------------------------------------------------------

--------
(3) Based on 51,640,948 shares of Common Stock, par value $0.03 1/3 per share, of Iomega Corporation outstanding at November 4, 2005, as reported in Iomega Corporation's Quarterly Report on Form 10-Q for the quarter ended October 2, 2005 filed with the Securities and Exchange Commission on November 10, 2005.

-------------- -----------------------------------------------------------------------------------------
           1.  Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bryant R. Riley
-------------- -----------------------------------------------------------------------------------------
           2.  Check the Appropriate Box if a Member of a Group (See Instructions) ]
               (a) [X]
               (b) |_|
-------------- -----------------------------------------------------------------------------------------
           3.  SEC Use Only


-------------- -----------------------------------------------------------------------------------------
           4. Source of Funds (See Instructions)

               AF
-------------- -----------------------------------------------------------------------------------------
           5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|


-------------- -----------------------------------------------------------------------------------------
           6.  Citizenship or Place of Organization

               Delaware
-------------- -----------------------------------------------------------------------------------------
                        7.  Sole Voting Power

                            4,127,998(4)
               ------------ ----------------------------------------------------------------------------
Number of               8.  Shared Voting Power
Shares
Beneficially                0
Owned by       ------------ ----------------------------------------------------------------------------
Each                    9.  Sole Dispositive Power
Reporting
Person With


-------------

(4) Because Riley Investment Management LLC has sole voting and dispositive power over SACC Partners LP's security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of SACC Partners LP, Riley Investment Management LLC and Mr. Riley may be deemed to have beneficial ownership of the 3,439,150 shares of Iomega's Common Stock owned of record by SACC Partners LP, representing approximately 6.66% shares of Iomega's outstanding Common Stock. Because Mr. Riley has sole voting and dispostive power over B. Riley & Co., Inc.'s security holdings, both B. Riley & Co., Inc. and Mr. Riley may be deemed to have beneficial ownership of the 648,848 shares of Iomega's Common Stock owned of record by B. Riley & Co., Inc., representing approximately 1.26% of Iomega's outstanding Common Stock. Because Mr. Riley has sole voting and dispositive power over B. Riley & Co. Retirement Trust's security holdings, Mr. Riley may be deemed to have beneficial ownership of the 30,000 shares of Iomega's Common Stock owned of record by B. Riley & Co. Retirement Trust, representing approximately 0.06% of Iomega's Common Stock. Mr. Riley disclaims beneficial ownership of 10,000 shares of Iomega's Common Stock owned of record by his children for whose accounts he serves as custodian. Mr. Riley may therefore be deemed to beneficially own a total of 4,117,998 shares of Iomega's Common Stock, representing approximately 7.97% of Iomega's outstanding Common Stock, through his relationships with SACC Partners LP, Riley Investment Management LLC, B. Riley & Co., Inc. and B. Riley & Co. Retirement Trust.

                            4,127,998(4)
               ------------ ----------------------------------------------------------------------------
                       10.  Shared Dispositive Power

                            0
-------------- -----------------------------------------------------------------------------------------
          11.  Aggregate Amount Beneficially Owned by Each Reporting Person

               4,117,998(4)
-------------- -----------------------------------------------------------------------------------------
          12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

-------------- -----------------------------------------------------------------------------------------
          13.  Percent of Class Represented by Amount in Row (11)

                7.97(5)%
-------------- -----------------------------------------------------------------------------------------
          14.  Type of Reporting Person (See Instructions)

               IN
-------------- -----------------------------------------------------------------------------------------

----------
(5) Based on 51,640,948 shares of Common Stock, par value $0.03 1/3 per share, of Iomega Corporation outstanding at November 4, 2005, as reported in Iomega Corporation's Quarterly Report on Form 10-Q for the quarter ended October 2, 2005 filed with the Securities and Exchange Commission on November 10, 2005.

Item 1.   Security and Issuer

This Schedule 13D relates to the Common Stock, $0.03 1/3 par value (the "Common Stock"), of Iomega Corporation ("Iomega" or the "Issuer"). Iomega's principal executive offices are located at 10955 Vista Sorrento Parkway, San Diego, CA 92130.

Item 2.   Identity and Background

(a) SACC Partners LP (a Delaware limited partnership) Riley Investment Management LLC (a Delaware limited liability corporation) Bryant R. Riley (an individual residing in California)

(b)   11100 Santa Monica Blvd., Suite 800 Los Angeles, CA 90025

(c) Mr. Riley owns and manages all of the outstanding shares of B. Riley & Co., Inc., a NASD member broker-dealer. Mr. Riley owns and manages all of the outstanding membership interests of Riley Investment Management LLC, a California registered investment advisor. Riley Investment Management LLC is the investment advisor to, and general partner of, SACC Partners LP. Each entity is listed at the address specified in (b) above. Mr. Riley is also the custodian for his children's investment accounts.

(d)   None.

(e)   None.

(f) SACC Partners LP is a Delaware limited partnership. Riley Investment Management LLC is a Delaware limited liability company. Bryant R. Riley is a citizen of the United States who resides in California.

Item 3.   Source and Amount of Funds or Other Consideration

SACC Partners LP purchased the 3,439,150 shares of Iomega Common Stock reported on this Schedule 13D for an aggregate purchase price of $9,815,721.85 using SACC Partners LP partnership funds.

B. Riley & Co., Inc. purchased the 648,848 shares of Iomega Common Stock reported on this Schedule 13D for an aggregate purchase price of $1,881,250.02 using B. Riley & Co., Inc. corporate funds.

B. Riley & Co. Retirement Trust purchased the 30,000 shares of Iomega Common Stock reported on this Schedule 13D for an aggregate purchase price of $95,156.50 using B. Riley & Co. Retirement Trust funds.

Mr. Bryant's children purchased the 10,000 shares of Iomega Common Stock reported on this Schedule 13D for an aggregate purchase price of $29,500 using funds from their own accounts.



Item 4.   Purpose of Transaction

The Reporting Persons initially acquired all shares for investment purposes. Because of Iomega's failure to meet the performance expectations of the Reporting Persons, they have more closely scrutinized Iomega's actions in recent months. The Reporting Persons are concerned about recent management changes and what appear, to the Reporting Persons, to have been generous compensation awards to executives and believe compensation awards should be more closely linked to Iomega's success in increasing earnings, and return to stockholders. As a result of this concern, the Reporting Persons decided to become involved in discussions with Iomega's management and directors about the company's direction and policies. On March 2, 2006, the Reporting Persons notified Iomega they intend to nominate three individuals to Iomega's board of directors, and have sought to engage the directors in productive discussions, including discussions about the composition of the Iomega board of directors. Initial discussions have been productive and the Reporting Persons are hopeful they will be able to come to an amicable resolution and or compromise. Depending on the outcome of these discussions, the Reporting Persons may modify their intent. Based on their evaluation of economic and market conditions, including the availability or alternative investments at attractive prices, the Reporting Persons may purchase additional securities of Iomega or may sell securities now held. Except as stated in this Schedule 13D, the Reporting Persons do not have any plans or proposals which would result in any of the matters described in Parts (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

(a) SACC Partners LP owns 3,439,150 shares of Iomega's Common Stock. Because Riley Investment Management LLC has sole voting and dispositive power over SACC Partners LP's security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, Riley Investment Management LLC and Mr. Riley may be deemed to have beneficial ownership of the 3,439,150 shares owned of record by SACC Partners LP.

         B. Riley & Co., Inc. owns 648,848 shares of Iomega's Common Stock. Because Mr. Riley has sole voting and dispositive power over B. Riley & Co., Inc.'s security holdings, Mr. Riley may be deemed to have beneficial ownership of the 648,848 owned of record by B. Riley &. Co., Inc.

         B. Riley & Co. Retirement Trust owns 30,000 shares of Iomega's Common Stock. Because Mr. Riley has sole voting and dispositive power over B. Riley & Co. Retirement Trust's security holdings, Mr. Riley may be deemed to have beneficial ownership of the 30,000 shares owned of record by B. Riley & Co., Retirement Trust.

         Mr. Riley's children collectively own 10,000 shares of Iomega's Common Stock. Although, as custodian, Mr. Riley has sole voting and investment power over his children's security holdings, Mr. Riley disclaims beneficial ownership of the 10,000 shares of Iomega's Common Stock owned of record by his children.

         Mr. Riley may therefore be deemed to beneficially own a total of 4,117,998 shares of Iomega's Common Stock (7.97(6)%) through his relationships with SACC Partners LP, B. Riley & Co., Inc. and B. Riley Co. Retirement Trust, while disclaiming beneficial ownership of another 10,000 shares (0.02(7)%) over which he has voting and dispositive power.

 (b) Mr. Riley has sole power to vote and dispose of or direct the disposition of all shares owned of record by SACC Partners LP, B. Riley & Co., Inc., B. Riley Co. Retirement Trust and his children.

(c) See Exhibit A for a list of transactions occurring in the last sixty days.

(d)      None.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The relationships between Mr. Riley, SACC Partners LP, Riley Investment Management LLC, B. Riley & Co., Inc., B. Riley & Co. Retirement Trust and the custodial accounts of Mr. Riley's children are described above under Item 2(c). There is no written agreement among the Reporting Persons regarding the Iomega Common Stock.

Item 7.   Material to Be Filed as Exhibits

None.

---------
(6) Based on 51,640,948 shares of Common Stock, par value $0.03 1/3 per share, of Iomega Corporation outstanding at November 4, 2005, as reported in Iomega Corporation's Quarterly Report on Form 10-Q for the quarter ended October 2, 2005 filed with the Securities and Exchange Commission on November 10, 2005.
(7) Based on 51,640,948 shares of Common Stock, par value $0.03 1/3 per share, of Iomega Corporation outstanding at November 4, 2005, as reported in Iomega Corporation's Quarterly Report on Form 10-Q for the quarter ended October 2, 2005 filed with the Securities and Exchange Commission on November 10, 2005.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2006


                                            SACC PARTNERS LP

                                            By: Riley Investment Management LLC,
                                                its General Partner

                                            /s/ Bryant R. Riley
                                            -------------------
                                            Bryant R. Riley, President


                                            RILEY INVESTMENT MANAGEMENT LLC

                                            /s/ Bryant R. Riley
                                            -------------------
                                            Bryant R. Riley, President



                                            /s/ Bryant R. Riley
                                            -------------------
                                            Bryant R. Riley



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                    EXHIBIT A

        Entity            Buy or Sell      Quantity   Trade Date  Price
        ------            -----------      ---------  ---------- ------
SACC Partners LP        Buy                 14,500.00  1/23/2006  $2.5100
SACC Partners LP        Buy                 10,900.00  1/24/2006  $2.5036
SACC Partners LP        Buy                  5,550.00  1/27/2006  $2.6000
SACC Partners LP        Sell                  (400.00)  2/1/2006  $2.6000
SACC Partners LP        Sell              (200,000.00)  2/2/2006  $2.6001
SACC Partners LP        Buy                111,850.00   2/2/2006  $2.7000
SACC Partners LP        Buy                 36,000.00   2/3/2006  $2.6900
SACC Partners LP        Sell               (36,000.00)  2/3/2006  $2.6974
SACC Partners LP        Buy                  5,200.00   2/6/2006  $2.7900
SACC Partners LP        Sell                (5,200.00)  2/6/2006  $2.7500
SACC Partners LP        Buy                  1,000.00   3/2/2006  $2.8400
SACC Partners LP        Sell                (1,000.00)  3/2/2006  $2.8400

B. Riley & Co., Inc.    Buy                 10,000.00  1/26/2006  $2.8200
B. Riley & Co., Inc.    Sell               (52,200.00)  2/2/2006  $2.6221
B. Riley & Co., Inc.    Sell                  (300.00) 2/14/2006  $2.7800